RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

08000420

Exemption File No. 82 – 35005

23rd January, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following:

(1) A letter dated 22nd January, 2008 intimating allotment of equity shares on conversion of FCCBs.

(2) A letter dated 23rd January, 2008 intimating about the date of convening of a Board Meeting on 31st January, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

January 22, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principle approval under Clause 24(a)

The Allotment Committee of the Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$1,000 each, allotted **7,03,907** equity shares of Rs.5 each at a predetermined premium of Rs.475.68 per equity share on January 22, 2008.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to **206,39,99,187** fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to: National Securities Depository Limited - Fax 022 24972993/24976351
Central Depository Services (India) Limited Fax 022 22723199/ 22722072

Reliance Communications

Reliance Communications Limited
Regd. Office : - H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

Exemption File No. 82-35005

January 23, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Unaudited financial Results for the quarter ended 31st December, 2007**

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, the 31st January, 2008, inter alia, to consider and approve the Unaudited Financial Results for the quarter ended 31st December, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END